Exhibit 99.1

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 –

Continuous Disclosure Obligations ("NI 51-102")

OF

MOUNTAIN PROVINCE DIAMONDS INC.

(the "Corporation" or "Mountain Province")

In accordance with section 11.3 of NI 51-102 and following the special meeting of shareholders of the Corporation held on April 9, 2018 (the “Meeting”), we hereby advise of the following voting results as tabulated.

Total common shares issued and outstanding at record date (March 5, 2018)	160,253,501
Total shares represented at the Meeting in person and by proxy	125,933,162
Percentage of total shares represented at the Meeting	78.58%

Mountain Province Share Issuance Resolution

The ordinary resolution, in the form set out in Appendix "B" to the joint management information circular of the Corporation and Kennady Diamonds Inc. (“Kennady”), dated March 5, 2018 (the “Circular”), to authorize and approve the issuance by the Corporation of such number of common shares of the Corporation (“Mountain Province Shares”) as may be required to be issued pursuant to the terms of the Plan of Arrangement involving Mountain Province and Kennady pursuant to section 182 of the Business Corporations Act (Ontario) and as more fully described in the Circular, including such number of Mountain Province Shares as may be required to be issued in connection with the acquisition of all of the common shares of Kennady by Mountain Province pursuant to the Plan of Arrangement and in accordance with the terms of the arrangement agreement dated January 28, 2018, as amended, between the Corporation and Kennady, as more particularly described in the Circular, was approved by the shareholders of the Corporation with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
By all shareholders	116,888,642	92.82%	9,044,520	7.18%

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Minority shareholders in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions	78,780,551	89.70%	9,044,520	10.30%